

Mail Stop 4628

December 2, 2016

Patricia E. Yarrington
Vice President and Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Rd.
San Ramon, CA 94583

> **Re: Chevron Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **Response letter dated October 21, 2016**
> **File No. 1-00368**

Dear Ms. Yarrington:

We have reviewed your filing and response and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page FS-6

Income Tax Expense, page FS-10

1. We note your response to prior comment two from our letter dated September 26, 2016 in which you propose to include limited disclosure within MD&A, and refer readers to the discussion of the effective tax rate in the notes to your financial statements. However, as prescribed in the Instructions to paragraph 303(a) of Regulation S-K, the discussion and analysis shall focus on material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. It is the staff's view that your revised disclosure, even if read in conjunction with the financial statement footnote that you cite, does not appear to address whether the significant decline in your income taxes, and the underlying reasons therefore, are indicative of expected results. Separately, your disclosure does not appear to have quantified the impact of each main driver causing the

decline in your income taxes.   Expand your disclosure to address these items. See Item 303(a)(3) of Regulation S-K and the guidance in Sections 501.04, 501.12.b.3 and 501.12.b.14 of the Financial Reporting Codification.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or in his absence, Jenifer Gallagher, Staff Accountant, at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi, at (202) 551-3421, or Lauren Nguyen, Legal Branch Chief, at (202) 551-3642, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources